Exhibit (C)(6) STRICTLY CONFIDENTIAL JANUARY 2024 The blacked out information indicates information has been omitted on the basis of a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended. This information has been filed separately with the Securities and Exchange Commission. Discussion Materials of Brown Gibbons Lang & Company for the Transaction Committee of Manitex, dated January 25, 2024. Project ELEVATE Marketing Update – January 25, 2024 • CHICAGO • CLEVELAND • LOS AN GELES • NEW YORK BGLCO.COM

IOI Valuation Summary As of January 25, 2024 2 (1) Enterprise value based on 6.0x to 7.0x multiple of EBITDA less normalized capital expenditures of $7.5 million

Buyers Reviewing CIP Strategic Buyers # Buyer Commentary 1.) 2.) 3.) 4.) Financial Buyers # Buyer Commentary 1.) 2.) 3.) 4.) 5.) 6.) 7.) *Bold indicates recent dialogue 3